Exhibit 19

LTC PROPERTIES, INC.

INSIDER TRADING POLICY

I.	PURPOSE

This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of LTC Properties, Inc. (the “Company”) and the handling of confidential information about the Company, its subsidiaries, and the companies with which the Company engages in transactions or does business. The Company’s Board of Directors has adopted this Policy to promote compliance with federal and state securities laws that prohibit certain persons who are aware of material nonpublic information about a company from (i) engaging in transactions in the securities of the company, or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

II.	PERSONS SUBJECT TO THE POLICY

This Policy applies to all members of the Company’s Board of Directors, all officers of the Company, and all employees of the Company. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy, as described below under the heading “Transactions by Family Members and Others.”

For purposes of this Policy, a “Designated Officer” means any Executive Chairman, Chief Executive Officer, or Chief Financial Officer of the Company.

III.	TRANSACTIONS SUBJECT TO THE POLICY

This Policy applies to transactions in the Company’s securities and any securities of a Company subsidiary (collectively referred to in this Policy as “Company Securities”), including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures, and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to Company Securities.

Transactions subject to this Policy include purchases and sales, and bona fide gifts of Company Securities. This Policy does not, however, apply to transactions for estate planning purposes, including gifts to a trust, charitable foundation, or similar entity, as long as you or your Family Members (as defined below) remain the sole beneficiaries of the transferred Company Securities and the terms of the transfer ensure that the Company Securities remain subject to the same restrictions that apply to you under this Policy.

IV.	TRANSACTIONS BY FAMILY MEMBERS AND OTHERS

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

This Policy also applies to any entities that you influence or control, including any corporations, partnerships, or trusts (collectively referred to as “Controlled Entities”). Transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

V.	STATEMENT OF POLICY

It is the policy of the Company that no director, officer, or employee of the Company (or any other person designated as subject to this Policy) who is aware of material nonpublic information relating to the Company or any of its subsidiaries may directly or indirectly through Family Members or other persons or entities:

1.	engage in transactions in Company Securities, other than as otherwise specified in this Policy under the headings “Transactions Under Company Plans” and “Rule 10b5-1 Plans;”
2.	recommend that others engage in transactions in any Company Securities;
3.

disclose (“tip”) material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors, and expert consulting firms, unless the disclosure is authorized by the Company and subject to protection of such information; or

4.	assist anyone engaged in the above activities.

It is also the policy of the Company that no director, officer, or employee of the Company (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about a company (i) with which the Company does business, such as the Company’s operators, or (ii) that is involved in a potential transaction or business relationship with Company, may engage in transactions in that company’s securities until the information becomes public or is no longer material.

In addition, it is the policy of the Company that the Company will not engage in transactions in Company Securities other than in compliance with applicable securities laws.

There are no exceptions to this Policy, other than as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) and small transactions nonetheless are subject to this Policy. Securities laws generally do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

VI.	CONSEQUENCES OF VIOLATIONS

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then engage in transactions in Company Securities, is prohibited by federal and state law. Insider trading violations may be pursued vigorously by the U.S. Securities and Exchange Commission (the “SEC”), U.S. Attorneys, and state enforcement authorities. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Further, a violation of law, or even an investigation by the SEC that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

VII.	DEFINITION OF MATERIAL NONPUBLIC INFORMATION

A.Material Information. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold, or sell securities. Any information that could be expected to materially affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, examples of information that ordinarily would be regarded as material include:

•	projections of future earnings or losses, or other earnings guidance;
•	changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
•	a pending or proposed merger, acquisition or tender offer;
•	a pending or proposed acquisition or disposition of a significant asset;
•	a pending or proposed joint venture;
•	a Company restructuring;
•	significant related party transactions;
•	a change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•	bank borrowings or other financing transactions out of the ordinary course;
•	the establishment of a repurchase program for Company Securities;
•	a change in management;

•	a change in auditors or notification that the auditor’s reports may no longer be relied upon;
•	pending or threatened significant litigation, or the resolution of such litigation;
•	impending bankruptcy or the existence of severe liquidity problems of the Company or a significant operator;
•

a significant cybersecurity incident, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure; or

•	the imposition of an event-specific restriction on trading in Company Securities or the securities of another company or the extension or termination of such restriction.

B.When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the newswire services, a broadcast on widely- available radio or television programs, publication in a widely-available newspaper or news website, or public disclosure documents filed with the SEC that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers, and institutional investors.

Once information is widely disseminated, it is still necessary to provide the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after a full trading day has elapsed following the public release of the information. For example, if the Company were to make an announcement on a Monday during or after New York Stock Exchange (“NYSE”) core trading hours, you should not trade in Company Securities until Wednesday. Depending on the particular circumstances, a Designated Officer may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

VIII.	TRANSACTIONS UNDER COMPANY PLANS

This Policy does not apply in the case of the following transactions, other than as specifically noted:

A.Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. This Policy does apply, however, to any market sale of restricted stock.

B.Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to a Company employee benefit plan, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

C.Stock Purchase Plan. This Policy does not apply to purchases of Company Securities in a Company stock purchase plan resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. This Policy also does not apply to purchases of Company Securities resulting from lump sum contributions to the plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to your election to participate in the plan for any enrollment period (i.e., you can only enroll in the plan when you are not in possession of material nonpublic information and, if applicable, when you are not in a quarterly Restricted Period or Event-Specific Restricted Period as described below), and to your sales of Company Securities purchased pursuant to the plan.

D.Dividend Reinvestment Plan. This Policy does not apply to purchases of Company Securities under a Company dividend reinvestment plan resulting from your reinvestment of dividends paid on Company Securities. This Policy does apply, however, to voluntary purchases of Company Securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan (i.e., you can only make additional contributions, elect to participate or increase your level of participation in the plan when you are not in possession of material nonpublic information and, if applicable, when you are not in a quarterly Restricted Period or Event-Specific Restricted Period as described below). This Policy also applies to your sale of any Company Securities purchased pursuant to the plan.

E.Other Similar Transactions. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

IX.	SPECIAL AND PROHIBITED TRANSACTIONS

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is the Company’s policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Company’s preferences as described below:

A.Short-Term Trading. Short-term trading of Company Securities may be distracting to the person and may unduly focus the person on the Company’s short-term performance instead of the Company’s long-term business objectives. The Company therefore discourages short-term trading by persons subject to this Policy. In addition, a Section 16 Insider (as defined below) may be subject to disgorgement of profits from certain short-term trades in Company Securities during a six month period under Section 16(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

B.Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, directors, officers and, employees are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan; provided, however, that a Designated Officer may grant exceptions to this prohibition when a person – other than a Section 16 Insider (as defined below) – wishes to pledge Company Securities as collateral for a loan, not including margin debt, and (i) requests the exception at least two weeks before the transaction, and (ii) demonstrates the financial capacity to repay the loan without resorting to the pledged securities. (Pledges of Company Securities arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions.”)

C.Short Sales. Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited. In addition, Section 16(c) of the Exchange Act prohibits directors and officers from engaging in short sales. (Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions.”)

D.Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director, officer, or employee is trading based on material nonpublic information and focus a director’s, officer’s, or employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the next paragraph below.)

E.Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds. Such transactions may permit a director, officer, or employee to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer, or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, directors, officers, and employees are prohibited from engaging in any such transactions.

F.Standing and Limit Orders. Standing and limit orders (other than standing and limit orders under a compliant Rule 10b5-1 Plan as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the actual timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer, or employee is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and additional procedures outlined below.

X.	ADDITIONAL PROCEDURES

The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

A.Pre-Clearance Procedures. A director or officer of the Company required to file reports under Section 16(a) of the Exchange Act (a “Section 16 Insider”), as well as the Family Members and Controlled Entities of a Section 16 Insider, may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from a Designated Officer. A request for pre-clearance should be submitted in writing, substantially in the form set forth in Appendix A hereto, to the Designated Officer two business days in advance of the proposed transaction. The Designated Officer is under no obligation to grant pre-clearance for the proposed transaction. If pre-clearance to engage in the transaction is not granted, the Section 16 Insider should refrain from initiating any transaction in Company Securities, and should not inform any other person of the restriction. The Designated Officer may require one or more procedural conditions to granting pre-clearance including but not limited to (i) a period of time during which the proposed transaction must be effected (and transactions not effected within such time period would be subject to pre-clearance again), and (ii) that the Section 16 Insider notify a Designated Officer upon completion of the transaction. A Designated Officer may not grant pre-clearance for his or her own transactions.

When a request for pre-clearance is made, the Section 16 Insider should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the Designated Officer. The Section 16 Insider should also indicate whether he or she has effected any non-exempt purchases or sales of Company Securities within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5.

B.Quarterly Trading Restrictions. A Section 16 Insider and any person designated by a Designated Officer as subject to this restriction (a “Designated Insider”), as well as their Family Members or Controlled Entities, may not conduct any transactions involving Company Securities (other than as specified by this Policy), during a “Restricted Period” beginning on the sixth business day after the end of each fiscal quarter and ending after the first full trading day following the date of the public release of the Company’s earnings results for that quarter. In other words, Section 16 Insiders and Designated Insiders may only conduct transactions in Company Securities during the “trading window” beginning on the second trading day following the public release of the Company’s quarterly earnings during or after NYSE core trading hours and ending on the fifth business day after the close of the next fiscal quarter.

Under very limited circumstances, a person subject to this restriction may be permitted to engage in a transaction during a Restricted Period, but only upon obtaining pre-clearance from a Designated Officer in the same manner and scope as described above in the paragraphs corresponding to the caption “Pre-Clearance Procedures.” The Designated Officer may request such person to describe the reason for such exception, including whether it was due to an unforeseen circumstance. The Designated Officer shall promptly notify the Chairman of the

Audit Committee of the Board of Directors of any exception granted hereby.

C.Event-Specific Restricted Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers, and/or employees. In such event, those directors, officers, and/or employees may be designated by a Designated Officer as subject to this paragraph (such designated person, an “Event Insider”). So long as the event remains material and nonpublic, an Event Insider may not engage in transactions in Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of a Designated Officer, an Event Insider should refrain from engaging in transactions in Company Securities even sooner than the quarterly Restricted Period described above. In that situation, even without disclosing the reason for the restriction, the Designated Officer may notify any such persons not to trade in Company Securities. The existence of an Event-Specific Restricted Period or the extension of a quarterly Restricted Period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if a Designated Officer has not designated you as an Event Insider who should not engage in transactions in Company Securities due to an Event-Specific Restricted Period, you should not trade while aware of material nonpublic information. Other than as described in the paragraph immediately below, exceptions will not be granted during an Event-Specific Restricted Period.

D.Exceptions. The quarterly trading restrictions and event-specific trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the heading “Transactions Under Company Plans.” Further, the requirement for pre-clearance, the quarterly trading restrictions, and event-specific trading restrictions do not apply to transactions conducted pursuant to a compliant Rule 10b5-1 Plan as described below.

XI.	RULE 10b5-1 PLANS

Rule 10b5-1 under the Exchange Act provides a defense from Rule 10b-5 insider trading liability. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, transactions in Company Securities may occur even when the person who has entered into the plan is aware of material nonpublic information.

To comply with this Policy, a Rule 10b5-1 Plan must meet the requirements of Rule 10b5-1. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which the securities are to be traded, or the date of the trade. The plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party. The plan must include a cooling-off period before trading can commence that, for Section 16 Insiders, ends on the later of 90 days after the adoption of the Rule 10b5-1 Plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted, and for persons other than Section 16 Insiders, 30 days following the adoption or modification of a Rule 10b5-1 Plan. A person may not enter into overlapping Rule 10b5-1 Plans (subject to certain exceptions) and may only enter into one Rule 10b5-1 Plan during any 12-month period (subject to certain exceptions). All persons entering into a Rule 10b5-1 Plan must act in good faith with respect to the plan.

Further, in addition to the pre-clearance procedures specified under the heading “Additional Procedures” above, a Section 16 Insider must provide a certification to a Designated Officer substantially in the form set forth in Appendix B hereto.

XII.	POST-TERMINATION TRANSACTIONS

This Policy continues to apply to transactions in Company Securities even after your termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not engage in transactions in Company Securities until that information has become public or is no longer material. The pre-clearance procedures specified under the heading “Additional Procedures” above, however, will cease to apply to transactions in Company Securities upon the expiration of any quarterly Restricted Period, Event-Specific Restricted Period, or other Company-imposed trading restrictions applicable at the time of the termination of service.

XIII.	ADMINISTRATION OF THE POLICY

The Designated Officers, acting together or individually, shall be responsible for administration of this Policy. All determinations and interpretations by a Designated Officer shall be final and not subject to further review.

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from a Designated Officer.

XIV.	INDIVIDUAL RESPONSIBILITY

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Persons subject to this policy must not engage in illegal trading and must avoid the appearance of improper trading. Each individual is responsible for making sure that he or she complies with this Policy, and that any Family Member or Controlled Entity also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, a Designated Officer, or any employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws.

All persons subject to this Policy must certify their understanding of, compliance with, and intent to comply with, this Policy. A form of certification is set forth in Appendix C hereto.

Adopted February 19, 2025

Appendix A

PRE-CLEARANCE REQUEST FORM

To:LTC Properties, Inc. (the “Company”)

Re:Proposed transaction in Company securities

This is to advise you that the undersigned intends to execute a transaction in the Company’s securities on                     , 20      , and does hereby request that the Company pre-clear the transaction as required by the Company’s Insider Trading Policy (the “Policy”).

The general nature of the transaction is as follows (e.g., open market purchase of 10,000 shares of common stock through the NYSE, open market sale of 5,000 shares of common stock through the NYSE, 10b5-1 Trading Plan, etc.):

The undersigned is not in possession of material nonpublic information about the Company and will not enter into the transaction if the undersigned comes into possession of material nonpublic information about the Company between the date hereof and the proposed execution date.

The undersigned has read and understands the Policy and certifies that the above proposed transaction will not violate the Policy.

The undersigned agrees to advise the Company promptly if, as a result of future developments, any of the foregoing information becomes inaccurate or incomplete in any respect. The undersigned understands that the Company may require additional information about the transaction, and agrees to provide such information upon request.

Print name:

Signature:

Date:

Designated Officer

Appendix B

RULE 10b5-1 CERTIFICATION

I certify that with respect to the proposed Rule 10b5-1 plan (the “Rule 10b5-1 Plan”) covering securities of LTC Properties, Inc. (the “Company”) beneficially owned by me that:

1.	I currently am not – and on the date of adoption of the Rule 10b5-1 Plan will not be – aware of material nonpublic information about such securities or the Company; and
2.	I am adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade Section 10(b) of the Securities Exchange Act of 1934, as amended, or Rule 10b5-1 promulgated thereunder.

Print name:

Signature:

Date:

Appendix C

INSIDER TRADING POLICY CERTIFICATION

I certify that:

1.

I have read and understand the LTC Properties, Inc. (the “Company”) Insider Trading Policy (the “Policy”). I understand that a Designated Officer (as defined in the Policy) is available to answer any questions I have regarding the Policy.

2.	Since February 19, 2025, or such shorter period of time that I have been an employee of the Company, I have complied with the Policy.
3.	I will comply with the Policy for as long as I am subject to the Policy.

Print name:

Signature:

Date: